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                                                               Exhibit (a)(5)(D)

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

LISA BERKEY, individually and on             :
behalf of all others similarly situated,     :
                                             :
          Plaintiff,                         :
                                             :
v.                                           :
                                             :    Civil Action No. 18920-NC
UNIGRAPHICS SOLUTIONS, INC.,                 :
PAUL J. CHIAPPARONE, JEFFREY M.              :
HELLER, GEORGE ABIGAIL,                      :
ANTHONY J. AFFUSO, J. DAVIS                  :
HAMLIN, LEO J. THOMAS, WILLIAM               :
P. WEBER, GARY B. MOORE, and                 :
ELECTRONIC DATA SYSTEMS                      :
CORPORATION,                                 :
                                             :
          Defendants.                        :

                                   COMPLAINT
                                   ---------

     Plaintiff, Lisa Berkey, by her attorneys, alleges upon information and belief, except as to paragraph 1 which is alleged upon personal knowledge, as follows:

                                  THE PARTIES
                                  -----------

     1. Plaintiff is the owner of common stock of Unigraphics Solutions Inc. ("UGS" or the "Company") and has been the owner of such shares continuously since prior to the wrongs complained of herein.

     2. Defendant UGS is a corporation duly existing and organized under the laws of the State of Delaware, with its principal executive offices located at 10824 Hope Street, Cypress, California. UGS, a subsidiary of Defendant Electronic Data Systems Corporation ("EDS"), provides mechanical computer-aided design, computer-aided engineering, computer aided manufacturing, and product data management software products and related services. The
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Company's products and services are used for product development, engineering, and manufacturing principally in the automotive and transportation, aerospace, and consumer products industries.

     3. Defendant Paul J. Chiapparone ("Chiapparone") is and at all times relevant hereto has been Chairman of the Board of Directors and a director of UGS. Chiapparone is also Executive Vice President: Operations of EDS, and had served as Executive Vice President since June 1996 and a Senior Vice President from April 1986 to June 1996. Chiapparone has oversight responsibility for EDS' Information Solutions and Business Process Management lines of business and the CIO and CTO organizations as well as for EDS' GM client on a global basis. Chiapparone joined EDS in 1966 and has served in numerous management capacities.

     4. Defendant Jeffrey M. Heller ("Heller") is and at all times relevant hereto has been a director of UGS. Heller was also Chairman of UGS from January 1999 to February 20, 2001. Heller has been Vice Chairman of EDS since November 2000 and a director of EDS since 1983. Heller oversees operation of EDS' six global industry groups and its corporate support functions. He was President and Chief Operating Officer of EDS from June 1996 until November 2000, and Senior Vice President of EDS from 1984 until June 1996. Heller joined EDS in 1968 and has served in numerous technical and management capacities.

     5. Defendant George M. Abigail ("Abigail") is and at all times relevant hereto has been a director of UGS. Additionally, Abigail has served as Vice President of Corporate Business Development and Ventures of EDS since June 2000 as well as Chairman of the Strategic Investment Committee of EDS. He was CFO of EDS CoNext, a subsidiary of EDS, from December 1999 to June 2000, EDS Assistant Treasurer from June 1998 to December 1999, and Director-Corporate Financial Planning and Analysis of EDS from December 1993 to June

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1998. Abigail joined EDS in 1984 and has held various positions, including manager of Federal Tax Compliance and European Tax.

     6. Defendant Anthony J. Affuso ("Affuso") is and at all times relevant hereto has been President and Chief Executive Officer and a director of UGS. From March 1992 to December 1997, Affuso served as the Vice President of Software Development and Marketing of the Unigraphics Division of EDS, with responsibility for research and development for UGS' core products. From September 1989 to March 1992, Mr. Affuso was in charge of the business unit of EDS which automated GM's worldwide engineering, computing, communications and information management infrastructure.

     7. Defendant J. Davis Hamlin ("Hamlin") is and at all times relevant hereto has been a director of UGS. Hamlin retired from EDS as Senior Vice President and director in June 1994, which positions he held since 1987. He served as Chief Financial Officer of EDS from April 1986 to November 1990 and continued to oversee EDS' financial planning, administration and investor relations through December 1991. Hamlin joined EDS in 1966 and served in numerous management capacities.

     8. Defendant Leo J. Thomas is and at all times relevant hereto has been a director of UGS.

     9. Defendant William P. Weber is and at all times relevant hereto has been a director of UGS.

     10. Defendant Gary B. Moore is and all times relevant hereto has been Vice Chairman of the Board of Directors and a director of UGS.

     11. Defendant D. Gilbert Friedlander ("Friedlander") is and at all times relevant hereto has been a director of UGS. Friedlander has been Senior Vice President, General Counsel

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and Corporate Secretary of EDS since 1996 and prior to that time had been
General Counsel since joining EDS in 1991.

     12. The defendants referred to in paragraphs 3 through 11 are collectively referred to herein as the "Individual Defendants."

     13. The Individual Defendants are in a fiduciary relationship with plaintiff and the other public stockholders of UGS, and owe them the highest obligations of good faith, fair dealing, due care, loyalty and full and candid disclosure.

     14. Defendant EDS is the parent company of UGS. By virtue of its ownership of all UGS' Class B stock, EDS approximately 98.4% of the voting power of UGS. As the majority shareholder of UGS, EDS owes fiduciary duties of good faith, fair dealing, loyalty, candor, and due care to plaintiff and the other members of the Class.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

     15. Plaintiff brings this action individually and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of herself and the public shareholders of UGS common stock (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

     16.  This action is properly maintainable as a class action.

          a) The Class is so numerous that joinder of all members is impracticable. As of May 8, 2001, there were approximately 5.066 million shares of UGS common stock outstanding.

          b) There are questions of law and fact which are common to the Class including, inter alia, the following:
           ----- ----

               i)   whether the offer is grossly unfair to the Class;

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               ii)  whether plaintiff and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated; and

               iii) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the other members of the Class.

          c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

     17. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

     18. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

     19. On May 23, 2001, EDS announced that it will offer to buy all of the publicly-held shares of UGS common stock not already owned by EDS at a price of $27.00 per share.

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     20.  EDS has timed the proposal to freeze out UGS' public shareholders in order to capture for itself UGS' future potential without paying an adequate or fair price to the Company's public shareholders.

     21. EDS timed the announcement of the proposed buyout to place an artificial lid on the market price of UGS' stock so that the market would not reflect UGS' improving potential, thereby purporting to justify an unreasonably low price.

     22. EDS has access to internal financial information about UGS, its true value, expected increase in true value and the benefits of 100% ownership of UGS to which plaintiff and the Class members are not privy. EDS is using such inside information to benefit itself in this transaction, to the detriment of the UGS' public stockholders.

     23. EDS has clear and material conflicts of interest and is acting to better its own interests at the expense of UGS' public shareholders. It has voting control of the Company and controls its proxy machinery. EDS has selected and elected all of UGS' directors who are beholden to EDS for their offices and the valuable perquisites which they enjoy therefrom.

     24. EDS, with the acquiescence of the directors of UGS, is engaging in self-dealing and not acting in good faith toward plaintiff and the other members of the Class. By reason of the foregoing, EDS and the individual defendants have breached and are breaching their fiduciary duties to the members of the Class.

     25. Unless the proposed buyout is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class to the irreparable harm of the members of the Class.

     26.  Plaintiff and the Class have no adequate remedy at law.

     WHEREFORE, plaintiff prays for judgment and relief as follows:

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     A.   Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

     B. Preliminary and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating or closing the proposed transaction;

     C. In the event the proposed buyout is consummated, rescinding it and setting it aside or awarding rescissory damages to the Class;

     D. Directing defendants to account to Class members for their damages sustained as a result of the wrongs complained of herein;

     E. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff's attorneys' and experts' fees;

     F. Granting such other and further relief as this Court may deem just and proper.

                                        ROSENTHAL, MONHAIT, GROSS
                                             & GODDESS, P.A.


                                        By:____________________________________
                                           Suite 1401, Mellon Bank Center
                                           P.O. Box 1070
                                           Wilmington, DE 19899
                                           (302) 656-4433

Of Counsel:

CAULEY GELLER BOWMAN
   & COATES, LLP
One Boca Place
2255 Glades Road, Suite 421A
Boca Raton, FL  33431
(561) 750-3000

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